UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. 1)*

WuXi PharmaTech (Cayman) Inc.
(Name of Issuer)

Ordinary Shares, par value U.S.$0.02
(Title of Class of Securities)

929352102
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kylin Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,216,442

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,216,442

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,216,442

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kylin Offshore Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,436,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,436,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,436,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kylin Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,158,292

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,158,292

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,158,292

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ted Kang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,158,292

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,158,292

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,158,292

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the ordinary shares (the "Ordinary Shares") of WuXi PharmaTech (Cayman) Inc. (the "Issuer") beneficially owned by the Reporting Persons identified below as of December 31, 2010, and amends and supplements the Schedule 13G filed by the Reporting Persons on November 15, 2010 (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

-	Kylin Fund LP (“Onshore Fund”)

-	Kylin Offshore Master Fund Ltd. (“Offshore Fund”)

-	Kylin Management LLC (“Kylin Management”)

-	Mr. Ted Kang (“Mr. Kang”)

Kylin Management is the investment manager of the Onshore Fund and the Offshore Fund and other accounts it separately manages (the “Separately Managed Accounts”).  Mr. Kang is the manager of Kylin Management.  Kylin Management and Mr. Kang may each be deemed to have voting and dispositive power with respect to the Ordinary Shares held by the Onshore Fund, the Offshore Fund and the Separately Managed Accounts through American Depositary Receipts (“ADRs”).  Each ADR represents eight (8) Ordinary Shares.

ITEM 4                      OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) The Onshore Fund individually beneficially owns 1,216,442 ADRs.

(ii) The Offshore Fund individually beneficially owns 2,436,000 ADRs.

(iii) Kylin Management, as the investment manager of the Onshore and Offshore Fund, may be deemed to beneficially own the 3,065,721 ADRs beneficially owned by them and an additional 505,850 ADRs held in the Separately Managed Accounts.

(iv) Mr. Kang may be deemed to be the beneficial owner of the ADRs beneficially owned by Kylin Management.

(v) Collectively, the Reporting Persons beneficially own 4,158,292 ADRs.

(b)	Percent of Class:

(i) The Onshore Fund’s individual beneficial ownership of 1,216,442 ADRs represents 1.7% of all of the outstanding Ordinary Shares.

(ii) The Offshore Fund’s individual beneficial ownership of 2,436,000 ADRs represents 3.5% of all of the outstanding Ordinary Shares.

(iii) Kylin Management’s and Mr. Kang’s beneficial ownership of 4,158,292 ADRs represents 5.9% of all of the outstanding Ordinary Shares.

(iv) Collectively, the Reporting Persons’ beneficial ownership of 4,158,292 ADRs represents 5.9% of all of the outstanding Ordinary Shares.

(c)         Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote Ordinary Shares:

Not applicable.

(ii)	Shared power to vote or to direct the vote of Ordinary Shares:

The Onshore Fund, Kylin Management and Mr. Kang have shared power to vote or direct the vote of the 1,216,442 ADRs individually beneficially owned by the Onshore Fund.

The Offshore Fund, Kylin Management and Mr. Kang have shared power to vote or direct the vote of the 2,436,000 ADRs individually beneficially owned by the Offshore Fund.

Kylin Management and Mr. Kang have shared power to vote or direct the vote of the 505,850 ADRs held in the Separately Managed Accounts.

(iii)	Sole power to dispose or to direct the disposition of Ordinary Shares:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of Ordinary Shares:

The Onshore Fund, Kylin Management and Mr. Kang have shared power to dispose or direct the disposition of the 1,216,442 ADRs individually beneficially owned by the Onshore Fund.

The Offshore Fund, Kylin Management and Mr. Kang have shared power to dispose or direct the disposition of the 2,436,000 ADRs individually beneficially owned by the Offshore Fund.

Kylin Management and Mr. Kang have shared power to dispose or direct the disposition of the 505,850 ADRs held in the Separately Managed Accounts.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                                     SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 14, 2011

KYLIN FUND LP
By: Kylin Partners LLC, as General Partner

By:  /s/ Paul Guggenheimer
                            Paul Guggenheimer, Chief Financial Officer

KYLIN OFFSHORE MASTER FUND LTD.
By: Kylin Management LLC, as Investment Manager

By:  /s/ Paul Guggenheimer
                            Paul Guggenheimer, Chief Financial Officer

KYLIN MANAGEMENT LLC

By:  /s/ Paul Guggenheimer
             Paul Guggenheimer, Chief Financial Officer

/s/ Paul Guggenheimer
     Paul Guggenheimer, as Attorney-in-Fact
     For Ted Kang

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints Paul Guggenheimer as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the 1934 Act or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the 15th day of November, 2010.

/s/ Ted Kang
Ted Kang

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK, COUNTY OF NEW YORK ss.:

On November 15, 2010, before me, the undersigned personally appeared, Ted Kang, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Lauren Holliday
Lauren Holliday

 (signature and office of individual taking acknowledgement)

[Notary Stamp and Seal]